VIA EDGAR AND E-MAIL

April 14, 2021

Division of Corporation Finance

Office of International Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Brookfield Infrastructure Corporation

Brookfield Infrastructure Partners L.P.

Registration Statement on Form F-3

File Nos. 333-255051, 333-255051-01

To Whom It May Concern:

Pursuant to Rule 461 of the General Rules and Regulations of the United States Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended, Brookfield Infrastructure Corporation and Brookfield Infrastructure Partners L.P. hereby respectfully request that the effectiveness of the above referenced joint registration statement on Form F-3, File Nos. 333-255051 and 333-255051-01, as amended, be accelerated by the Commission so that it may become effective at 4:00 P.M. Eastern Time on Friday, April 16, 2021 or as soon thereafter as practicable.

If the staff of the Commission has any questions, please contact Mile Kurta, Esq. of Torys LLP at (212) 880-6363 or mkurta@torys.com. In addition, it would be appreciated if, as soon as the joint registration statement is declared effective, you would so inform Mr. Kurta and then send written confirmation to the addressees listed on the cover of the joint registration statement.

[Signature Page Follows]

Sincerely,

BROOKFIELD INFRASTRUCTURE CORPORATION

By:	/s/ Michael Ryan
Name: Michael Ryan
Title: Secretary

BROOKFIELD INFRASTRUCTURE PARTNERS L.P., by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary